701 NINTH STREET, N.W. WASHINGTON, D.C. 20068-0001
ELLEN SHERIFF ROGERS Secretary	Telephone: (202) 872-3526 Fax: (202) 331-6659
April 26, 2007
VIA EDGAR TRANSMISSION
Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Mara Ransom
Re:	Delmarva Power & Company Registration Statement on Form 10 Filed April 16, 2007 File No. 001-01405
Dear Ms. Ransom:

          Atlantic City Electric Company (the "Company") hereby respectfully requests the immediate withdrawal of its registration statement on Form 10 (File No. 001-01405) filed with the Securities and Exchange Commission (the "Commission") on April 16, 2007, together with all exhibits thereto (collectively, the "Registration Statement"). The Company desires to withdraw the Registration Statement because it was incorrectly filed on Edgar as a Form 10-12B. It should have been filed on Edgar as a Form 10-12G.

If the Commission consents to the withdrawal of the Registration Statement, the Company intends to file a new registration statement on Form 10 with the correct Edgar file designation.
If you have any questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at (202) 872-3526.
Very truly yours, /s/ ELLEN S. ROGERS